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18001190

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 22 2018
Washington DC
415

SEC FILE NUMBER
8-68589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silicon Valley Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5871 E. Sanna Street

(No. and Street)

Paradise Valley	AZ	85253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Kinzer (404) 371-4250

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs

(Name – *if individual, state last, first, middle name*)

316 Alexander Street, Suite 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OM RMS

OATH OR AFFIRMATION

I, Blake Warner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silicon Valley Partners LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

NOTARY PUBLIC
STATE OF ARIZONA
Maricopa County
JAMIE MULLINS
My Commission Expires June 9, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Silicon Valley Partners LLC
5871 E. Sanna Street
Paradise Valley, AZ 85253
Tel (415) 494-3400
Fax (415) 494-3401
www.svpartners.com

SILICONVALLEY
PARTNERS

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

Financial Statements for the Year Ended December 31, 2017
and
Report of Independent Registered Public Accounting Firm

Table of Contents

Report of Independent Registered Public Accounting Firm ____ 1

Financial Statements ____ 2

Notes to Financial Statements ____ 6

Supplementary Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2017 ____ 9

Supplementary Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934 ____ 10

Supplementary Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934 ____ 11

Independent Registered Accountant's Report on Exemption ____ 12

Exemption Report ____ 13

goldman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Silicon Valley Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Silicon Valley Partners, LLC as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2017 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Silicon Valley Partners, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Silicon Valley Partners, LLC 's management. Our responsibility is to express an opinion on Silicon Valley Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Silicon Valley Partners, LLC's financial statements. The supplemental information is the responsibility of Silicon Valley Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 19, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2017

ASSETS

Current Assets	
Cash and cash equivalents	$19,622
Accounts receivable	51,322
Prepaid expenses	3,989
Total current assets	$74,933
Fixed assets, net of accumulated depreciation of $13,481	$1,267
Total Assets	$76,200

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities	
Accounts payable	$101
Accrued expenses	6,584
Total current liabilities	$6,685
Total liabilities	$6,685
Member's Equity	$69,515
Total Liabilities and Member's Equity	$76,200

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2017

Revenue	
Consulting services	$197,015
Investment banking services	137,500
Client reimbursed expenses	35,284
Total revenue	**$369,799**
Expenses	
Outside consultants	$166,860
Office rent	29,595
Travel and business development	23,374
Office expenses	18,840
Professional fees	16,216
Marketing and promotion	6,936
Communications and IT services	6,900
Taxes, licenses and permits	6,341
Insurance	1,347
Depreciation	559
Total expenses	**$276,968**
Net operating income	**$92,831**
Other income	6
Net income	**$92,837**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2017

Member's equity as of January 1,	$64,678
Plus: Net income	92,837
Less: Member distributions	(88,000)
Member's equity as of December 31,	$69,515

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2017

Operating activities	
Net income	$92,837
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	559
Accounts receivable	(34,772)
Prepaid expense	118
Other current assets	1,947
Accounts payable	(874)
Accrued expenses	887
Payroll liabilities	(3,380)
Net cash provided by operations	$57,322
Investing activities	
Purchase of fixed assets	($1,826)
Net cash used by investing	($1,826)
Financing activities	
Member distributions	(88,000)
Net cash used by financing	($88,000)
Net decrease in cash	($32,504)
Cash and cash equivalents at beginning of year	$52,126
Cash and cash equivalents at end of year	$19,622

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

As of December 31, 2017

1. SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

Organization and Nature of Business

Silicon Valley Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective March 17, 2011. The Company is a Delaware limited liability company and a wholly owned subsidiary of JBW Ventures LLC (the "Parent" and sole Member).

The Company is licensed to provide (a) advisory services for mergers and acquisitions and capital raising transactions; and (b) finance and accounting consulting services for early-stage private companies.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

Basis of Presentation

The Company financial statements are presented on an accrual basis of accounting which is in accordance with Generally Accepted Accounting Principles in the US and required by FINRA and the SEC.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Investment banking fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized upon satisfaction of performance obligations under contract and the income is reasonably determinable. Non-refundable retainers are generally recognized when received and are applied against transaction fees upon closing, if applicable. Consulting services fees are generally based on hourly rates that are negotiated on a case by case basis with each client. The revenue is recognized in the period in which the services are rendered. The Company is evaluating new revenue recognition standards and will implement as required.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Accounts Receivable

Accounts receivable represent receivables from customers from investment banking or consulting services. Management has determined that no valuation allowance is needed.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of two to five years. Depreciation expense for 2017 is $559.

2. CONCENTRATIONS

Concentration of Revenue and Accounts Receivable

The Company's top six customers accounted for 93% of revenue for the twelve months ended December 31, 2017 as detailed in the table below:

	FYE 2017
Customer #1	39%
Customer #2	19%
Customer #3	17%
Customer #4	6%
Customer #5	6%
Customer #6	6%

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

3. RELATED PARTY TRANSACTION

The Company made distributions to its Member during the year ended December 31, 2017 as detailed in the table below and accompanying Statement of Changes in Member's Equity:

	FYE 2017
Distributions	$88,000

4. COMMITMENTS

The Company no longer maintains physical office space and has a virtual office. The Company does not have any long-term financial commitments.

5. CASH AND CASH EQUIVALENTS

The Company consider investments with maturity dates of 90 days or less to be cash equivalents.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $12,860, which was $7,860 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 52%.

7. SUBSEQUENT EVENT

The Company evaluated subsequent events through February 19, 2018, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Supplementary Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2017

SCHEDULE OF NET CAPITAL

Total Member's Equity Qualified for Net Capital	$69,515
Deductions and/or Charges:	
Non-allowable assets:	
Accounts receivable	(51,322)
Prepaid expenses	(3,989)
Other current assets	(77)
Fixed assets	(1,267)
Net Capital	$12,860
Aggregate Indebtedness	
Accounts payable	$101
Accrued expenses	6,584
Total aggregate indebtedness	$6,685
Computation of Basic Net Capital Requirement	
Minimum net capital required	$5,000
Excess net capital	$7,860
Net capital in excess of the greater of:	
(a) 6 2/3% of aggregate indebtedness; or	
(b) $5,000	$7,860
Percentage of aggregate indebtedness to net capital	52%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2017.

Supplementary Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not hold funds or securities for or owe money on securities to its customers.

Supplementary Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Silicon Valley Partners LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Silicon Valley Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Silicon Valley Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Silicon Valley Partners LLC stated that Silicon Valley Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Silicon Valley Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Silicon Valley Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 19, 2018

goldman & COMPANY, CPAs

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Exemption Report

We, as members of management of Silicon Valley Partners LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

SILICON VALLEY PARTNERS LLC

Blake Warner
Managing Partner

February 10, 2018

SILICONVALLEY
PARTNERS

SEC
Mail Processing
Section
FEB 22 2018
Washington DC
415

February 19, 2018

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To whom it may concern,

Enclosed are two (2) copies of our firm's annual audited financial statements for the year ending December 31, 2017. The copies have been notarized for final submission. Please let me know if you have any questions regarding the enclosed.

Sincerely,

Blake Warner
Managing Partner

Enclosure: 2017 Audit (2 copies)

Silicon Valley Partners LLC
400 El Camino Real, Suite 1289
San Mateo, California 94402
tel (650) 393-5661